UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended:

June 30, 2021

ELIO MOTORS, INC.

(Exact name of registrant as specified in its charter)

Delaware	27-1288581
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification Number)

2942 North 24th Street, Suite 114-700, Phoenix, Arizona 85016

(Address, including zip code of principal executive office)

(602) 424-7472
Registrant’s telephone number, including area code

Common Stock, par value $0.01 per share
(Title of each class of securities issued pursuant to Regulation A)

ELIO MOTORS, INC.

JUNE 30, 2021

Forward-Looking Statements

This Semiannual Report on Form 1-SA includes “forward-looking statements.” To the extent that the information presented in this Form 1-SA discusses financial projections, information or expectations about our business plans, results of operations, products or markets, or otherwise makes statements about future events, such statements are forward-looking. Such forward-looking statements can be identified by the use of words such as “should,” “may,” “intends,” “anticipates,” “believes,” “estimates,” “projects,” “forecasts,” “expects,” “plans” and “proposes.” Although we believe that the expectations reflected in these forward-looking statements are based on reasonable assumptions, there are a number of risks and uncertainties that could cause actual results to differ materially from such forward-looking statements. These include, among others, the cautionary statements in the “Risk Factors” section and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section in the Annual Report on Form 1-K. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, operating results, business strategy, short-term and long-term business operations and objectives. These forward-looking statements speak only as of the date of this Semiannual Report on Form 1-SA and are subject to a number of risks, uncertainties and assumptions, including, but not limited to, the following:

● overall strength and stability of general economic conditions and of the automotive industry more specifically, both in the United States and globally;

● changes in consumer demand for, and acceptance of, our products;

● changes in the competitive environment, including adoption of technologies and products that compete with our products;

● industry cycles and trends;

● changes in the price of oil and electricity;

● changes in laws or regulations governing our business and operations;

● demographic trends;

● dependence on key personnel for current and future performance;

● risks and uncertainties related to our significant indebtedness;

● our ability to maintain adequate liquidity and financing sources and an appropriate level of debt on terms favorable to our Company;

● availability of adequate financing on acceptable terms to our customers and suppliers to enable them to enter into or continue their business relationships with us;

● covenants in the agreements that govern our indebtedness that may limit our ability to take advantage of certain future business opportunities.

● our ability to design, produce and market future vehicle models;

● the number of reservations and cancellations for the Elio, and our ability to deliver on those reservations;

● our ability to utilize net operating loss carryforwards to reduce our future tax liability.

● failures or security breaches of our information systems;

● risks relating to the incurrence of legal liability;

● our ability to realize production efficiencies and to achieve reductions in costs;

● our ability to maintain quality control over our vehicles and avoid material vehicle recalls;

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● our ability to manage the distribution channels for our products, including our ability to successfully implement our direct -to -consumer distribution strategy;

● costs and risks associated with litigation;

● changes in accounting principles, or their application or interpretation, and our ability to make estimates and the assumptions underlying the estimates, which could have an effect on earnings;

● interest rates and the credit markets; and

● other risks described from time to time in periodic and current reports that we file with the Securities and Exchange Commission (“Commission”).

This list of factors that may affect future performance and the accuracy of forward-looking statements is illustrative, but not exhaustive. New risk factors and uncertainties not described here or elsewhere in this Semiannual Report on Form 1-SA, including in the sections of this Semiannual Report on Form 1-SA entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” may emerge from time to time. Moreover, because we operate in a very competitive and rapidly changing environment, it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make.

The forward-looking statements are also subject to the risks and uncertainties specific to our Company, including but not limited to the fact that we have limited operating history, have not yet begun producing or delivering our first vehicle, have no current revenue, and have limited number of management and other staff. In light of these risks, uncertainties and assumptions, the future events and trends discussed in this Semiannual Report on Form 1-SA may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that the future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or occur. Moreover, neither we nor any other person assume responsibility for the accuracy and completeness of the forward-looking statements.

This Semiannual Report on Form 1-SA contains estimates and statistical data that we obtained from industry publications and reports. These publications generally indicate that they have obtained their information from sources believed to be reliable, but do not guarantee the accuracy and completeness of their information, and you are cautioned not to give undue weight to such estimates. Although we believe the publications are reliable, we have not independently verified their data. In addition, projections, assumptions and estimates of our future performance and the future performance of the markets in which we operate are necessarily subject to a high degree of uncertainty and risk. You should read this Semiannual Report on Form 1-SA and the documents that we reference in this Semiannual Report on Form 1-SA and have filed as exhibits to this Semiannual Report on Form 1-SA with the understanding that our actual future results, levels of activity, performance and achievements may be materially different from what we expect. Should one or more of the risks or uncertainties described in this Semiannual Report on Form 1-SA occur, or should underlying assumptions prove incorrect, our actual results and plans could differ materially from those expressed in any forward-looking statements.

All forward-looking statements, expressed or implied, included in this Semiannual Report on Form 1-SA are expressly qualified in their entirety by this cautionary statement. This cautionary statement should also be considered in connection with any subsequent written or oral forward-looking statements that we or persons acting on our behalf may issue. Except as otherwise required by applicable law, we disclaim any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date of this Semiannual Report on Form 1-SA.

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JUNE 30, 2021

Item 1.	Management’s Discussion and Analysis of Financial Condition and Results of Operation

You should read the following discussion and analysis of our financial condition and operating results together with our financial statements and related notes included elsewhere in this Semiannual Report on Form 1-SA. This discussion and analysis and other parts of this Semiannual Report on Form 1-SA contain forward-looking statements based upon current beliefs, plans and expectations that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” or in other parts of this Semiannual Report on Form 1-SA.

The following discussion of the financial condition and results of operations of Elio Motors, Inc (“we”, “our”, “Elio Motors”, or “the Company”) should be read in conjunction with our financial statements and the related notes included in this semi-annual report and our December 31, 2020, annual report filed on Form 1-K on September 8, 2021. The discussion may contain forward-looking statements reflecting our current expectations which involve significant risks and uncertainties. Our actual results could differ materially from those discussed in the forward-looking statements and the discussion below.

These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results to differ materially from any predictions of future results, performance or achievements we express or imply in this semi- annual report or in the information incorporated by reference in this semi-annual report.

Elio Motors, Inc. is incorporated in the State of Delaware on May 2, 2017, and maintains its headquarters in Phoenix, Arizona and physical plant in Shreveport, Louisiana. We have incurred losses from operations and have had negative cash flows from operating activities since our inception. The Company’s current operating plan indicates that it will continue to incur losses from operations and generate negative cash flows from operating activities given ongoing expenditures related to the completion of its ongoing research and development activities.

Elio Motors was founded with a vision to create a high mileage, low-cost vehicle that is affordable to a larger income range of consumers. The price, efficiency and versatility of the vehicle makes it a perfect choice as a commuter vehicle that transcends multiple market segments. During the initial development phase, Elio Motors believed the best strategy was to develop a gas-powered vehicle first, and then launch the electric Elio vehicles (the “Elio-E”). Recently the automotive landscape has changed significantly, and Elio Motors now believes it is better to develop an electric powered Elio first, and then potentially launch a gas Elio second based on demand. Most of the development and concepts from the gas Elio (“Elio-G”) can be utilized in the development of the electric Elio-E. Our initial survey of engineering and business partners reveals that the majority still support the project. The Company was unable to attract the necessary capital to complete the initial project, as Elio Motors faced significant challenges in the funding market in developing a new gas-powered vehicle company in the 21st century. However, Elio Motors believes by electrifying the Elio-E and entering a space that has recently seen large investments, its ability to attract the capital required to complete the project is significantly improved.

The unaudited financial information set forth below with respect to the six-month period ended June 30, 2021, reflect our interim operating results and, in the opinion of management, all adjustments necessary to make restated interim results of operations not misleading. Unless otherwise indicated, latest results discussed below are as of June 30, 2021.

Operating Results

We have not yet generated any revenues and do not anticipate doing so until 2023 at the earliest.

Six Months Ended June 30, 2021 Compared to Six Months Ended June 30, 2020.

Operating expenses for the six months ended June 30, 2021, of $1.7 million, remained relatively flat when compared to the six months ended June 30, 2020, of $1.7 million, a decrease of $10.3 thousand or 0.6%. As we currently have no operations or on-going research, our operating expense are primarily general and administrative in nature.

General and administrative expenses remained relatively flat decreased at $1.7 million for both the six months ended June 30, 2021, and 2020, respectively. Significant variances, however, within in general and administrative expenses did occur during the six months ended June 30, 2021, as compared to the six months ended June 30, 2020. Increases are attributed to increased professional services for audit services related to our year end audits of $67.8 thousand which were not performed in prior periods, along with increase in sublease maintenance, property tax and insurance fees of $37.5 thousand and loan monitoring fees of $23.8 thousand. Partially offsetting the increase is approximately $135.0 thousand decrease in level of state fees and penalties resulting from a lower level of cost attributed to annual cycle as compared to the same period in prior year for the violation of certain state laws by operating as a manufacturer and dealer without a license. See Legal Proceedings for more details related to these fees and penalties.

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JUNE 30, 2021

	Six Months Ended June 30,
	2021	2020	Inc (Dec)	% Variance

Governmental fees and penalties	$775,000	$910,000	$(135,000)	-14.8%
Sublease maintenance, property tax and insurance fees	360,606	323,138	37,468	11.6%
Payroll expenses	159,959	159,484	475	0.3%
Taxes, licenses and fees	105,000	105,397	(397)	-0.4%
Loan moinitoring fees	90,587	66,773	23,815	35.7%
Depreciation expense	75,984	53,417	22,567	42.2%
Professional services	67,786	-	67,786	100.0%
Other	79,890	94,189	(14,299)	-15.2%
General and administrative expenses	$1,714,813	$1,712,397	$2,416	0.1%

Interest expense increased to $1.7 million, or 24.2%, to $8.7 million for the six months ended June 30, 2021, as compared to the six months ended June 30, 2020, of $7.0 million. The increase in interest is primarily due to an increase in the loan basis upon which interest expense is calculated as the loan approaches maturity. The interest related to the Racer note payable increased $1.0 million, and the interest related to the Shreveport Business Park facility increased $0.6 million during the six months ended June 30, 2021, compared to the six months ended June 30, 2020.

Our net loss for the six months ended June 30, 2021, was $10,423,835, as compared to $8,717,909, for the same comparable in 2020, an increase in deficit of $1.7 million, or 19,6%, primarily due to increased interest expense noted above.

Liquidity and Capital Resources

As of June 30, 2021, and June 30, 2020, we had cash of approximately $100.4 thousand, restricted cash of $1.7 million, and a working capital deficit of $(113.7) million, as compared to cash of approximately $130.9 thousand, restricted cash of $1.8 million, and a working capital deficit of $(104.6) million, respectively. The increase in the in the working capital deficit is primarily due to an increase in the interest payable related to the Racer Trust and the Sublease Facility due to an increase in loan basis as the loans approach maturity.

Cash flows used in operating activities for the six months ended June 30, 2021, as compared to the same comparable period of 2020, increased by approximately $(75.3) thousand primarily due to increases in our operating deficit of $(1.7) million, partially offset by the increase of $1.0 million in working capital due to interest related to the Racer note payable and an increase of $0.6 million in interest accruals related to the Shreveport Business Park facility.

Cash flows provided by investing activities for the six months ended June 30, 2021, as compared to the same comparable period of 2020, increased by $14.6 thousand primarily due to increased sales of property, plant and equipment in 2021 over the same comparable period in 2020.

Cash flows provided by financing activities for the six months ended June 30, 2021, as compared to the same comparable period of the six months ended June 30, 2020, decreased by approximately $(111.3) thousand primarily due to a decrease in cash proceeds of $(114.8) thousand due to absence of additional loan borrowings as in prior period, and a decrease of $(15.1) thousand due to cash outflows for repayment of customer deposits which did not occur in prior period, partially offset by an increase of $18.6 thousand in proceeds from advances from related parties.

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JUNE 30, 2021

	Six Months Ended June 30,
	2021	2020
Total cash used in operating activities	$(295,641)	$(220,329)
Total cash provided by investing activities	32,800	18,200
Total cash provided by financing activities	104,900	216,215
Net decrease in cash, cash equivalents and restricted cash	$(157,941)	$14,086

Customer Reservations

Refundable customer cash deposits held for both periods as of June 30, 2021, and June 30, 2020, totaled $1.1 million, respectively. Restricted cash held in escrow as of June 30, 2021, and June 30, 2020, totaled approximately $210 thousand and $363 thousand, respectively. Non-refundable customer deposit liabilities for both periods as of June 30, 2021, and June 30, 2020, totaled approximately $27.0 million, respectively.

While we have raised significant amounts of funding since the inception of our company, designing and launching the production of an electric vehicle is highly capital-intensive. We have encountered delays with respect to our development schedule in the past, primarily due to delays in funding. These funding delays also resulted in our having to obtain extensions from our lenders and lessor, which are related parties. Fortunately, the lenders and lessor, which are most critical to our future success, have been cooperative. Mr. Lichter also controls CH Capital Lending and Shreveport Business Park, which have extended and/or deferred payment terms and waived fees.

CH Capital Lending, LLC

On April 27, 2017, we entered an extension agreement with CH Capital Lending, LLC in which CH Capital Lending, LLC has agreed to extend the maturity date of the note to July 31, 2018, with respect to a loan for approximately $4.11 million, secured by a first position in equipment in the Shreveport, Louisiana manufacturing facility. The extension required a payment of $350,000 to the lender by August 1, 2017, and $50,000 per month thereafter. On August 11, 2017, the Company entered into the first amendment to the second loan extension agreement, in which CH Capital extended the due date of the $350,000 payment from August 1, 2017, to November 1, 2017, and $50,000 per month thereafter.

On April 30, 2018, the Company entered into the second amendment to the second loan extension agreement with CH Capital, which extended the due date of the $650,000 due under the first amendment of the second loan extension until July 31, 2018. As a condition of the foregoing extension, the Company paid to CH Capital on May 3, 2018, $162,500, which was applied to and reduce the $650,000 owed by the Company. The agreement further obligated to Company to pay CH Capital $50,000 per month, no later than the first day of each month, beginning June 1, 2018. The lender, CH Capital Lending, is an affiliate of Stuart Lichter, one of our directors and significant stockholders.

On November 7, 2018, the Company entered into the third amendment to the second loan extension agreement with CH Capital, which amended the amount due of $487,500 on July 31, 2018, due under the second amendment of the second loan extension. In lieu of the remaining $487,500 previously due at July 31, 2018, the Company had until December 14, 2018 to make a payment of $2,500,000 and $50,000 per month, no later than the first day of each month, beginning January 1, 2019. The December 14, 2018, payment and the monthly interest payments due have not been made by the Company

The lender, CH Capital Lending, is an affiliate of Mr. Lichter, one of our directors and significant stockholders.

Related Party Transactions

During the six months ended June 30, 2021, and 2020, the Company received advances totaling $120 thousand and $240 thousand from Stuart Lichter, a director and significant stockholder of the Company, as evidenced by promissory notes. The notes incur interest at 10% per annum. Total unpaid principal as of June 30, 2021, and December 31, 2020, is $360 thousand and $240 thousand, respectively.

During 2014, the Company received advances totaling $1,900,500 from Stuart Lichter, a director and significant stockholder of the Company, as evidenced by promissory notes. The notes incur interest at 10% per annum. All accrued interest and unpaid principal is payable upon maturity at December 2018. The December 2018 payment and monthly payments due thereafter have not been made by the Company.

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Common Stock

During the six months June 30, 2021, and 2020, no shares of common stock were issued, respectively.

Contractual Obligations and Commitments

The following table summarizes our contractual obligations as of June 30, 2021:

	Total	<1 year	1-3 years	3-5 years	>5 years
Long-term debt	$71,824,657	$68,620,397	$3,204,260	$-	$-
Convertible notes payable	2,481,777	2,481,777	-	-	-
Capital lease obligations	46,250,575	2,745,659	5,182,958	5,220,975	33,100,983
Total	$120,557,009	$73,847,832	$8,387,219	$5,220,975	$33,100,983

Payments due by period included accrued interest through the date that the obligation will be settled.

Going Concern

Our financial statements have been prepared on a going concern basis, which implies the Company will continue to realize its assets and discharge its liabilities in the normal course of business. The Company has not generated operating revenues since inception and has never paid any dividends. The continuation of the Company as a going concern is dependent upon the continued financial support from its shareholders, and the ability of the Company to obtain necessary equity financing to continue. These financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

We have experienced recurring net losses from operations, which losses have caused an accumulated deficit of $226,121,020 as of June 30, 2021. In addition, we have a working capital deficit of $(113.744) million and $(104.6) million, as of June 30, 2021, and 2020, respectively. We had net losses of $(10.4) million and $(8.7) million for six months ending June 30, 2021, and 2020, respectively. These factors, among others, raise substantial doubt about our ability to continue as a going concern. If we are unable to continue to obtain financing to meet our working capital requirements, we may have to curtail our business sharply or cease operations altogether. Our continuation as a going concern is dependent upon our ability to generate sufficient cash flow to meet our obligations on a timely basis to retain our current financing, to obtain additional financing, and, ultimately, to attain profitability. Should any of these events not occur, we will be adversely affected and we may have to cease operations.

The ongoing execution of our business plan is expected to result in operating losses over the next twelve months. Management believes it will need to raise capital through loans or stock issuances in order to have enough cash to maintain its operations for the next twelve months. There are no assurances that we will be successful in achieving our goals of obtaining cash through loans, stock issuances, or increasing revenues and reaching profitability.

In view of these conditions, our ability to continue as a going concern is dependent upon our ability to meet our financing requirements, and to ultimately achieve profitable operations. Management believes that its current and future plans provide an opportunity to continue as a going concern. The accompanying financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts and classification of liabilities that may be necessary in the event we cannot continue as a going concern.

Subsequent Events

Racer Trust

On October 15, 2021, the Company entered into an additional amendment to the promissory note, which deferred payment of the note, such that the entire balance of principal and interest shall be due in full on December 31, 2021.

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CH Capital Lending, LLC

On October 15,2021, the Company entered into the third amendment to the second loan extension, which extended the maturity date of the note until December 31,2021.

Finance Sublease Obligation

On October 15, 2021 the Company entered a seventh amendment, extending the terms of the agreement until January 1, 2022, at which time all outstanding payments and deferred rent shall be due and payable.

Departure of Directors or Principal Officers

On November 4, 2021, James Holden notified the Board that he intends to resign as a member of the Board, effective November 12, 2021. Mr. Holden’s decision to resign was not the result of any disagreement with the Company, any matter related to the Company’s operations, policies or practices, the Company’s management, or the Company’s Board. The Board accepted Mr. Holden’s resignation notice.

On November 17, 2021, Kenneth Way notified the Board that he intends to resign as a member of the Board, effective November 22, 2021. Mr. Way’s decision to resign was not the result of any disagreement with the Company, any matter related to the Company’s operations, policies or practices, the Company’s management, or the Company’s Board. The Board accepted Mr. Way’s resignation notice.

Item 1A.	Risk Factors

Our future operating results could differ materially from the results described in this Semiannual Report on Form 1-SA due to the risks and uncertainties described below. You should consider carefully the following information about risks below in evaluating our business. If any of the following risks actually occur, our business, financial conditions, results of operations and future growth prospects would likely be materially and adversely affected. In these circumstances, the market price of our common stock would likely decline.

We cannot assure investors that our assumptions and expectations will prove to be correct. Important factors could cause our actual results to differ materially from those indicated or implied by forward-looking statements. See “Note Regarding Forward-Looking Statements” in this Semiannual Report on Form 1-SA. Factors that could cause or contribute to such differences include those factors discussed below.

There are no material changes to the Company’s risk factors as described in “Item 1A. Risk Factors” of the Company’s Annual Report on Form 1-K for the fiscal year ended December 31, 2020.

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Item 2.	Other Information

None.

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Item 3.	Financial Statements

The accompanying semiannual consolidated financial statements are unaudited and have been prepared in accordance with the instructions to Form 1-SA. Therefore, they do not include all information and footnotes necessary for a complete presentation of financial position, results of operations, cash flows, and stockholders’ equity in conformity with accounting principles generally accepted in the United States. In the opinion of management, all adjustments considered necessary for a fair presentation of the results of operations and financial position have been included, and all such adjustments are of a normal recurring nature. Operating results for the six months ended June 30, 2021 are not necessarily indicative of the results that can be expected for the year ending December 31, 2021.

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ELIO MOTORS, INC.

INDEX TO FINANCIAL STATEMENTS

JUNE 30, 2021

F-1

ELIO MOTORS, INC.

CONDENSED BALANCE SHEETS

AS OF JUNE 30, 2021 AND DECEMBER 31, 2020

	June 30,	December 31,
Assets	2021	2020
	(Unaudited)	(Audited)
Current Assets
Cash	100,350	$130,915
Restricted cash held in escrow	1,442,210	284,110
Prepaid expenses	5,677	5,678
Total Current Assets	1,548,237	420,703

Restricted cash held for customer deposits	209,758	1,495,234
Machinery and equipment, net	11,947,299	11,947,299
Facility under finance lease, net	2,575,474	2,684,258
Other assets	50,000	50,000
Total Assets	16,330,768	$16,597,494

Liabilities, Preferred Stock and Stockholders’ Deficit
Current Liabilities
Accounts payable and accrued liabilities	$17,046,162	$15,922,865
Accounts payable and accrued liabilities due to related party	2,309,110	2,101,952
Refundable customer deposits	1,116,950	1,132,050
Advances due to related party	853,933	733,933
Interest payable	64,218,929	55,657,826
Notes payable due to related party	5,728,207	5,728,207
Notes payable, net of discount and deferred loan costs	21,126,147	21,126,147
Current portion of finance sublease obligation	2,745,659	2,534,454
SBA loans	114,820	114,820
Total Current Liabilities	115,259,917	105,052,254

Nonrefundable customer deposits	26,956,552	26,956,552
Convertible notes payable, net of discount and deferred loan costs	1,249,339	1,109,924
Finance sublease obligation	1,765,814	1,977,019
Forward Contract	2,000,000	2,000,000
Total Liabilities	147,231,622	137,095,749

Series E Convertible Preferred Stock, 50,000 shares issued and outstanding at June 30, 2021 and December 31, 2020, respectively	500,000	500,000
Commitments and contingencies (see notes to financial statements)
Shareholders’ Deficit:
Common stock, $.01 par value, 100,000,000 shares authorized, 29,569,606 shares issued and outstanding at June 30, 2021 and December 31, 2020, respectively	295,696	295,696
Preferred stock, $.01 par value, 10,000,000 shares authorized, 531,416 shares issued and outstanding at June 30, 2021 and December 31, 2020, respectively	5,314	5,314
Stock Payable	1,707,563	1,707,563
Additional paid-in capital	92,808,813	92,787,577
Accumulated deficit	(226,218,240)	(215,794,405)
Total Shareholders’ Deficit	(131,400,854)	(120,998,255)
Total Liabilities, Preferred Stock, and Shareholders’ Deficit	$16,330,768	$16,597,494

The accompanying notes are an integral part of these condensed financial statements.

F-2

ELIO MOTORS, INC.

CONDENSED STATEMENTS OF OPERATIONS

FOR THE SIX MONTHS ENDED JUNE 30, 2021 AND 2020

(UNAUDITED)

	Six Months Ended
	June 30,	June 30,
	2021	2020

Costs and Expenses:
Engineering, research and development costs	$-	$98
General and administrative expenses	1,714,813	1,712,397
Sales and marketing expenses	8,504	474
Total costs and expenses	1,723,317	1,712,969

Loss From Operations	(1,723,317)	(1,712,969)

Other income (expense):
Other income	-	61
Interest expense	(8,700,518)	(7,005,001)
Total other expenses, net	(8,700,518)	(7,004,940)

Net Loss	$(10,423,835)	$(8,717,909)

Loss per common share, basic and diluted:	$(0.35)	$(0.29)

Weighted-average number of common shares outstanding	29,569,606	29,569,606

The accompanying notes are an integral part of these condensed financial statements.

F-3

ELIO MOTORS, INC.

CONDENSED STATEMENTS OF STOCKHOLDERS’ DEFICIT

FOR THE SIX MONTHS ENDED JUNE 30, 2021 AND 2020

	Series E Preferred		Series C & D Preferred
	Convertible Stock		Convertible Stock		Common Stock		Additional			Total
	Shares	Amount	Shares	Par Value	Shares	Par Value	Paid-in Capital	Stock Payable	Accumulated Deficit	Stockholders’ Deficit

Balance at December 31, 2019	50,000	$500,000	531,416	$5,314	29,569,606	$295,696	92,700,336	$1,707,563	$(197,821,033)	$(103,112,124)
Net loss	-	-	-	-	-	-	-	-	(8,717,909)	(8,717,909)
Stock-based compensation (Note 13)	-	-	-	-	-	-	43,825	-	-	43,825
Balance at June 30, 2020	50,000	$500,000	531,416	$5,314	29,569,606	$295,696	$92,744,161	$1,707,563	$(206,538,942)	$(111,786,208)

Balance at December 31, 2020	50,000	$500,000	531,416	$5,314	29,569,606	$295,696	92,787,577	$1,707,563	$(215,794,405)	$(120,998,255)
Net loss	-	-	-	-	-	-	-	-	$(10,423,835)	(10,423,835)
Stock-based compensation (Note 13)	-	-	-	-	-	-	21,236	-	-	21,236
Balance at June 30, 2021	50,000	$500,000	531,416	$5,314	29,569,606	$295,696	$92,808,813	$1,707,563	$(226,218,240)	$(131,400,854)

The accompanying notes are an integral part of these condensed financial statements.

F-4

ELIO MOTORS, INC.

CONDENSED COMBINED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2021 AND 2020

(UNAUDITED)

(In thousands of U.S. dollars)

	For the Six Months Ended June 30,
	2021	2020

Cash flows from operating activities:
Net loss	$(10,423,835)	$(8,717,909)
Non-cash items included in net income:
Depreciation and amortization	75,985	53,417
Amortization of discount on notes payable	110,464	116,209
Amortization of deferred financing costs	28,951	28,951
Accrued interest on capital sublease obligation	2,819,018	2,177,492
Stock based compensation	21,236	43,825
Changes in operating assets and liabilities:
Accounts payable and accrued liabilities	1,123,297	1,247,356
Accounts payable and accrued liabilities, related party	207,158	148,375
Interest Payable	5,742,085	4,681,955
Total cash used in operating activities	(295,641)	(220,329)

Cash flows from investing activities:
Proceeds from sale of property and equipment	32,800	18,200
Total cash provided by investing activities	32,800	18,200

Cash flows from financing activities:
Repayment of customer deposits held in escrow	(15,100)	-
Advances from related party	120,000	101,395
Proceeds from SBA PPP Loan	-	114,820
Total cash provided by financing activities	104,900	216,215
Net decrease in cash, cash equivalents and restricted cash	(157,941)	14,086
Cash, cash equivalents and restricted cash at beginning of period	1,910,259	1,805,148
Cash, cash equivalents and restricted cash at end of period	$1,752,318	$1,819,234

The accompanying notes are an integral part of these condensed financial statements.

F-5

ELIO MOTORS, INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS

(UNAUDITED)

NOTE 1 – BUSINESS ORGANIZATION AND NATURE OF OPERATIONS

Elio Motors, Inc. (OTCQB: ELIO) (the “Company”), was incorporated in the State of Arizona on October 26, 2009, and changed its domicile to the State of Delaware on May 22, 2017. The Company was created to provide affordable transportation to those commuters seeking an alternative to today’s offering; at the same time provide vital American jobs. The Company is in the process of designing a three wheeled vehicle for mass production in the U.S.

Pursuant to the certificate of incorporation, the Company is authorized to issue 100,000,000 shares of common stock and 10,000,000 preferred shares, of which 435,036 preferred shares are designated as Series C Convertible Preferred shares (“Series C shares”), and 96,380 preferred shares are designated as Series D Convertible Preferred shares (“Series D shares”). The Company’s common stock and preferred shares have a par value of $0.01 per share. To date, no dividends have been declared by the Company.

The Series C shares are convertible into an equal number of common shares, subject to certain dilution adjustments, at the stockholder’s election. The Series C shares shall, with respect to rights upon liquidation, winding up, or dissolution, rank senior and prior in right to each class of common stock and any other class of preferred shares, other than a class or series ranking on par with or senior to the Series D shares. As of both periods there were 435,036 Series C shares issued and outstanding as of June 30, 2021 December 31, 2020, respectively.

The Series D shares are convertible into an equal number of common shares, subject to certain dilution adjustments, at the holder’s election. The Series D shares shall, with respect to rights upon liquidation, winding up, or dissolution, rank senior and prior in right to each class of common stock and any other class of preferred shares, other than a class or series ranking on par with or senior to the Series D shares. The Company’s Series C shares and Series D shares shall rank on par with one another. As of both periods there were 96,380 Series D shares issued and outstanding as of as of June 30, 2021, and December 31, 2020, respectively.

The Series E share are convertible into common shares and have a stated value equal to $10.00 per share. The Series E shares shall, with respect to rights upon liquidation, winding up, or dissolution, rank senior and prior in right to each class of common stock. As of both periods there were 50,000 Series E Shares issued and outstanding as of June 30, 2021, and December 31, 2020, respectively.

NOTE 2 – GOING CONCERN AND MANAGEMENT’S PLANS

As of June 30, 2021, and December 31, 2020, the Company had a working capital deficiency of $(113,533,276) and $(104,631,551), respectively. As of As of June 30, 2021, and December 31, 2020, the Company had a stockholders’ deficit of $(131,400,855) and $(120,998,255), respectively. During the six months ended June 30, 2021, and 2021, the Company incurred losses of $(10,423,835) and $(8,717,909), respectively. These conditions indicate that there is substantial doubt about the Company’s ability to continue as a going concern within the next twelve months from the filing date of this report.

Through 2020, the Company has recorded no revenues for the sale of its vehicle, nor does it expect to record revenues of any significant amount prior to commercialization of its vehicle. The Company’s primary source of operating funds since inception has been contributions from stockholders, debt issuance and customer deposits. The Company intends to continue to raise additional capital through debt and equity placement offerings until it consistently achieves positive cash flow from operations after starting production. If the Company is unable to obtain such additional financing on a timely basis or the Company’s debt holders do not agree to convert their notes into equity or extend the maturity dates of their notes, the Company may have to curtail its development expenses.

Once the Company’s planned principal operations commence, its focus will be on the manufacturing and marketing of its vehicles and the continued research and development of new products. The Company expects to make substantial expenditures and to incur additional operating losses for at the foreseeable future as it continues to develop the vehicle, increase manufacturing capacity for production, and enter into production and marketing collaborations with other companies, if available on commercially reasonable terms, or develop these capabilities internally.

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“US GAAP”), which contemplate continuation of the Company as a going concern and the realization of assets and satisfaction of liabilities in the normal course of business. The carrying amounts of assets and liabilities presented in the financial statements do not necessarily purport to represent realizable or settlement values. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

F-6

ELIO MOTORS, INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS

(UNAUDITED)

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) as contained within the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”).

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenue and expenses during the reporting period. Significant estimates include the valuation of services provided in exchange for common stock, the utilization and realization of machinery and equipment held for production, the valuation of assets held for sale, the fair value of derivative instruments, and the discount on debt for warrants granted in connection with the issuance of promissory notes. Actual results could differ from those estimates.

Financial Instruments

FASB ASC Subtopic 825-10, Financial Instruments, requires disclosure of fair value information about financial instruments. The Company’s financial instruments include cash, accounts payable, other current assets and liabilities, long-term debt and derivative instruments. The fair value of the Company’s cash, accounts payable, other current assets and liabilities approximates their carrying value due to their relatively short maturities. The fair value of the Company’s senior and subordinated debt instruments approximates their carrying value as the interest is tied to or approximates market rates, or is short term in nature. The fair value of the Companies convertible subordinated debt instruments approximates the carrying value, as the applicable interest rate has been adjusted to account for the beneficial conversion feature or is short term in nature. For fair value of derivative instruments refer to Note 6.

Cash and Restricted Cash

The Company maintains cash in bank accounts, which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts, and periodically evaluates the creditworthiness of the financial institutions and has determined the credit exposure to be negligible.

A summary of cash and restricted cash balances is as follows:

	Six Months Ended June 30,	Year Ended December 31,
	2021	2020
Current
Cash	$100,350	$130,915
Restricted cash held in escrow	1,442,210	284,110
Noncurrent
Restricted cash held for customer deposits	209,758	1,495,234
Total cash	$1,752,318	$1,910,259

F-7

ELIO MOTORS, INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS

(UNAUDITED)

Restricted Cash

Restricted cash held in escrow as of June 30, 2021, and June 30, 2020, includes $1,409,410 and $284,110, respectively, deposited in escrow accounts with financial institutions. Amounts held as Restricted cash held in escrow as of June 30, 2021, $1,125,300 is related to restricted cash held for customer deposits.

In addition, the Company has recorded $209,758 and $1,495,234 as restricted cash held for customer deposits as of June 30, 2021, and December 31, 2020, respectively. These amounts include amounts held as restricted that relate to refundable customer deposits, as well as amounts held as reserves by credit card processors.

Property and Equipment

Property and equipment are stated at cost, less accumulated depreciation and amortization. Property and equipment held for sale is recorded at the lower of cost or fair value less cost to sell. Major improvements are capitalized while expenditures for maintenance, repairs and minor improvements are charged to expense. When assets are retired or otherwise disposed of, the assets and related accumulated depreciation and amortization are eliminated from the accounts, and any resulting gain or loss is reflected in operations. Property and equipment held for use are depreciated and amortized using the straight-line method over the estimated useful lives of the assets once placed in service.

The estimated useful lives for property and equipment are as follows:

Facility under capital sublease	25 years
Machinery and equipment	3-10 years
Vehicles	3-5 years
Computer equipment and software	2-5 years

Impairment of Long-Lived Assets

In accordance with FASB ASC Subtopic 360-10, Property, Plant, and Equipment – Impairment or Disposal of Long-Lived Assets, property and equipment and identifiable intangible assets with estimable useful lives are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of the asset exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset. There was no impairment charge for the six months ended June 30, 2021 or 2020.

Accounting for Debt/Proceeds Allocation

The Company accounts for the issuance of debt with detachable warrants under FASB ASC Subtopic 470-20, Debt with Conversion and Other Options (“ASC 470-20”). Pursuant to ASC 470-20, the warrants issued in connection with the related party debt (Note 7) are accounted for as equity due to the stock settlement available to the holder. The Company used the Black-Scholes option pricing model as the valuation model to estimate the fair value of the warrants. These warrants were fair valued on the issuance date and recorded at the relative fair value of the warrants and underlying related party promissory notes. The warrants are not subsequently revalued.

Debt Issuance Costs

Deferred financing costs are legal and other costs incurred in connection with obtaining new financing. During 2015, FASB Accounting Standards Update 2015-03, Interest—Imputation of Interest (Subtopic 835-30) (“ASU 2015-03”) was issued. ASU 2015-03 simplifies the presentation of debt issuance costs and requires that debt issuance costs related to a recognized debt liability be presented in the accompanying balance sheets as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. ASU 2015-03 does not change the accounting for amortization of the debt issuance costs. The Company amortizes the debt issuance costs to interest expense over the term of the respective note payable using the effective yield method. Deferred financing costs amortized to interest expense amounted to $28,951 for each of the six months ended June 30, 2021, and 2020, respectively.

F-8

ELIO MOTORS, INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS

(UNAUDITED)

Beneficial Conversion Feature

From time to time, the Company may issue convertible notes that may have conversion prices that create an embedded beneficial conversion feature pursuant to FASB ASC Subtopic 470-20, Debt with Conversion and Other Options. A beneficial conversion feature (“BCF”) exists on the date a convertible note is issued when the fair value of the underlying common stock to which the note is convertible is in excess of the conversion price. In accordance with this guidance, the intrinsic value of the BCF is recorded as a debt discount with a corresponding amount to common stock. The debt discount is amortized to interest expense over the life of the note using the effective interest method. The Company’s convertible notes also contain a down round feature, which requires the BCF to be revalued at the time the down round is triggered. This additional BCF is recorded as a debt discount and amortized to interest over the remaining life of the note. There where no convertible notes converted or down round triggering events as of June 30, 2021, or the year ended as of December 31, 2020.

Down Round Feature

The Company calculates and accounts for earnings per share (“EPS”) in accordance with ASU 2017-11 Earnings Per Share, Distinguishing Liability from Equity, Derivatives and Hedging: I. Accounting for Certain Financial Instruments with Down Round Features and II. Replacement of the Indefinite Deferral for Mandatorily Redeemable Financial Instruments of Certain Nonpublic Entities and Certain Mandatorily Redeemable Noncontrolling Interest with a Scope Exception (“ASU 2017-11”). Under this guidance each time a down round feature is triggered in a freestanding equity classified financial instrument, the effect is accounted for by an entity presenting EPS as a dividend through a reduction to retained earnings and an increase to the instrument’s carrying amount. This amount also reduces income available to common shareholders in basic EPS. The carrying amount of the equity classified instrument is not subject to further adjustment unless the down round feature is triggered again.

The amount recognized as a dividend is the difference between the following two amounts determined in accordance with FASB ASC Topic 820, Fair Value Measurement, immediately after the down round feature is triggered: (1) the fair value of the financial instrument (ignoring the down round feature) with the strike price that was in effect before the strike price reduction; and (2) the fair value of the financial instrument (ignoring the down round feature) with the reduced strike price resulting from the down round being triggered.

Warrants

The Company accounts for warrants with anti-dilution (“down round”) provisions under the guidance of FASB ASC Topic 815, Derivatives and Hedging, (“ASC 815”) which as a result of amendments made by ASU 2017-11 require freestanding equity linked financial instruments to no longer be accounted for as a derivative liability at fair value as a result of the down round feature.

The Company used the Monte Carlo method to calculate fair value and accounts for the issuance of common stock purchase warrants issued in connection with capital financing transactions in accordance with the provisions of ASC 815. As of June 30, 2021, and December 31, 2020, no new warrants were issued or exercised.

Revenue Recognition

The Company recognizes revenue from products sold when there is persuasive evidence of an arrangement, delivery has occurred or services have been rendered, the sales price is determinable, and collection is reasonably assured. Deposits collected in advance of the period in which the product is delivered are recorded as a liability under refundable and nonrefundable deposits. Nonrefundable deposits are not considered revenue because the Company has not fulfilled their obligation to the customer as production is not expected to begin until the fourth quarter of 2023 as further discussed in Note 5.

Advertising Costs

Advertising costs are expensed as incurred. No advertising costs were incurred for either of the six months ended June 30, 2021, and 2020, respectively.

F-9

ELIO MOTORS, INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS

(UNAUDITED)

Research and Development Costs

The Company accounts for research and development costs in accordance with FASB ASC Topic 730, Research and Development, (“ASC 730”), with research and development costs expensed as incurred. Research and development expenses consist of purchased technology, purchased research and development rights and outside services for research and development activities associated with product development. In accordance with ASC 730, the cost to purchase such technology and research and development rights are required to be charged to expense if there is currently no alternative future use for this technology and, therefore, no separate economic value. No research and development costs were incurred during either of the six months ended June 30, 2021 and 2020, respectively.

Loss per Common Share

The Company computes loss per common share, in accordance with FASB ASC Topic 260, Earnings Per Share, (“ASC 260”) which requires dual presentation of basic and diluted earnings per share. Basic income or loss per common share is computed by dividing net income or loss by the weighted average number of common shares outstanding during the period. Diluted income or loss per common share is computed by dividing net income or loss by the weighted average number of common shares outstanding, plus the issuance of common shares, if dilutive, that could result from the exercise of outstanding stock options and warrants. These potentially dilutive securities were not included in the calculation of loss per common share for the six months ended June 30,2021, and 2020 and because their effect would be anti-dilutive.

The outstanding securities consist of the following:

	Six Months Ended June 30,
	2021	2020
Outstanding convertible notes	271,402	308,129
Outstanding options	739,580	739,580
Outstanding warrants	2,217,782	2,217,782
Series C convertible preferred stock	435,036	435,036
Series D convertible preferred stock	96,380	96,380
Series E convertible preferred stock	50,000	50,000
Total potentially dilutive securities	3,810,180	3,846,908

Income Taxes

The Company is taxed as a C corporation in the United States of America. The Company uses the asset and liability method of accounting for income taxes in accordance with FASB ASC 740, Income Taxes (“ASC 740”). Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized as income or expense in the period that includes the enactment date. The realizability of deferred tax assets is assessed throughout the year and a valuation allowance is established as necessary.

The Company follows the requirements of ASC 740, which clarifies the accounting for uncertainty in income taxes recognized in a company’s financial statements and prescribes a recognition threshold of more likely than not and a measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. In making this assessment, the Company must determine whether it is more likely than not that a tax position will be sustained upon examination, based solely on the technical merits of the position. Management believes that the Company has taken no uncertain tax positions as of June 30,2021, and 2020 and therefore no accruals have been made in the financial statements related to uncertain tax positions.

Stock-based Compensation

The Company accounts for stock-based compensation in accordance with FASB ASC 718 Compensation – Stock Compensation (“ASC 718”), which establishes accounting for equity instruments exchanged for employee services. Under such provisions, stock-based compensation cost is measured at the grant date, based on the calculated fair value of the award, and is recognized as an expense, under the straight-line method, over the employee’s requisite service period (generally the vesting period of the equity grant).

F-10

ELIO MOTORS, INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS

(UNAUDITED)

The Company accounts for equity instruments, including restricted stock or stock options, issued to non-employees in accordance with authoritative guidance for equity-based payments to non-employees. Stock options issued to non-employees are accounted for at their calculated fair value of the award.

Recently Issued Accounting Standards

Leases

In July 2021, the FASB issued ASU 2021-05, Leases (Topic 842); Lessors - Certain Leases with Variable Lease Payments, (“Update 2021-05”) which requires a lessor to classify a lease with entirely or partially variable payments that do not depend on an index or rate as an operating lease if another classification would trigger a day-one loss. Update 2021-05 is effective for fiscal years beginning after December 15, 2021, with early adoption permitted. We are in the process of evaluating the impact this amendment will have on our condensed consolidated financial statements.

With the exception of the updated standards discussed above, there have been no accounting pronouncements issued and not yet effective that have significance, or potential significance, to our condensed consolidated financial statements.

NOTE 4 - PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

	June 30,	December 31,
	2021	2020
Facility under capital sublease	$4,183,357	$4,216,157
Machinery and equipment	11,897,633	11,897,633
Vehicles	49,532	49,532
Computer equipment and software	58,214	58,214
Total property and equipment	16,188,736	16,221,536
Less: accumulated depreciation	(1,665,964)	(1,589,979)
Machinery and equipment, net	$11,947,299	$11,947,299
Facility under finance sublease, net	$2,575,474	$2,684,258

Depreciation and amortization of property and equipment held for use amounted to $75,984 and $53,417 for the six months ended June 30, 2021, and June 30, 2020, respectively. There was no depreciation and amortization expense related to manufacturing machinery and equipment held for future production at the Company’s Shreveport, Louisiana facility. As of June 30,2021, and December 31, 2020, the Shreveport manufacturing machinery and equipment held for future production totaled $11,897,633, respectively for both periods.

At June 30,2021 and June 30, 2020, the Company conducted a review of the machinery and equipment held for sale. Based on the review, the Company had no impairment charge for the six months ended June 30,2021, and 2020. The Company reviewed the estimated undiscounted future cash flows expected to be received at the disposition of the assets to determine the potential for an asset impairment and noted no impairment triggers.

NOTE 5 – CUSTOMER DEPOSITS

The Company has received customer deposits ranging from $100 to $1,000 per order for purposes of securing their vehicle production slot. As of June 30,2021, and December 31, 2020, the balance of refundable deposits totaled $1,116,950 and $1,132,150, respectively, which are refundable upon demand. Refundable deposits are included in current liabilities in the accompanying balance sheets. As of June 30, 2021, and December 31, 2020, the Company’s balance of nonrefundable deposits totaled in both periods $26,956,552, respectively. The nonrefundable deposits are included in long term liabilities in the accompanying balance sheets since the Company has not fulfilled their obligation to the customer and is under no obligation to return the deposit to the customer. As further discussed in Note 15 - Commitments and Contingencies: Sales Discounts, the Company provides a sales discount for nonrefundable deposit customers.

F-11

ELIO MOTORS, INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS

(UNAUDITED)

NOTE 6 – NOTES PAYABLE DUE TO RELATED PARTY

CH Capital Lending, LLC

On February 28, 2013, in connection with the acquisition of certain machinery and equipment, the Company entered into a promissory note with GemCap Lending I, LLC, (“GemCap”), for $9,850,000. The note was secured by a first priority lien on certain machinery and equipment with an original value of $11,659,705 and was personally guaranteed by a stockholder. The note incurred interest at 15% per annum, payable monthly. All outstanding principal and interest was due upon maturity on February 28, 2014. On August 1, 2014, CH Capital Lending, LLC, (“CH Capital”), owned by a director and stockholder, purchased the $9,850,000 promissory note from GemCap.

On April 30, 2018, the Company entered into the second amendment to the second loan extension agreement with CH Capital, which extended the due date of the $650,000 due under the first amendment of the second loan extension until July 31, 2018. On May 3, 2018, as a condition of the foregoing extension, the Company paid and reduce the amount owned by the Company to $487,500, and agreed to Company to pay CH Capital $50,000 per month, no later than the first day of each month, beginning June 1, 2018. As of June 30, 2021, the Company had made no payments to CH Capital.

On November 7, 2018, the Company entered into the third amendment to the second loan extension agreement with CH Capital, which amended the amount due of $487,500 on July 31, 2018, due under the second amendment of the second loan extension. In lieu of the remaining $487,500 previously due July 31, 2018, the Company had until December 14, 2018 to make a payment of $2,500,000 and $50,000 per month, no later than the first day of each month, beginning January 1, 2019. The December 14, 2018, payment and the monthly payments due had not been made by the Company.

As of December 31, 2020, the Company has applied cumulative payments of $6,022,293 in principal payments, primarily from the sale of machinery and equipment held for sale in the Shreveport Louisiana facility since inception of the lease. No additional payments were made on principal or interest amounts due under the third amendment to the second loan extension agreement. The senior promissory note of $3,827,707 is reflected as notes due to related party in the accompanying balance sheets as of June 30, 2021, and December 31, 2020. Per the terms of the third amendment interest continues to accrual at $50,000 per month. Accrued interest of $3,914,002 and $3,688,593, was recognized and reflected within Interest Payable in the accompanying balance sheets as of June 30, 2021, and December 31, 2020, respectively.

Interest expense incurred on this note for the six months ended June 30, 2021, and 2020 totaled $225,409 and $193,511, respectively.

On October 15,2021 the Company entered into the third amendment to the second loan extension agreement with CH Capital. See Note 17, Subsequent Events, for further details related to this debt obligation.

Related Party Transactions

Stuart Lichter

On March 6, 2014, the Company entered into a promissory note agreement with a director and stockholder of the Company for $1,000,500. The promissory note is unsecured and incurs interest at 10% per annum. All accrued interest and unpaid principal are payable upon maturity at January 31, 2019. As of June 30, 2021, the Company has not made any principal or interest payments related to this promissory note, with interest accruing monthly since inception. The outstanding principal and interest amounted to $1,000,500 and $667,593, and $1,000,500 and $617,291, as of Jun 30, 2021, and December 31, 2021, respectively. Interest expense incurred on the note for the six months ended June 30, 2021, and 2020 totaled $50,303 and $50,581, respectively. The principal and accrued interest are reflected within Notes payable due to related party and Interest payable in the accompany balance sheets as of June 30, 2021, and December 31, 2020.

F-12

ELIO MOTORS, INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS

(UNAUDITED)

On May 30, 2014, the Company entered into a promissory note agreement with a director and stockholder of the Company for $300,000. The promissory note is unsecured and incurs interest at 10% per annum. All accrued interest and unpaid principal is payable upon maturity at January 31, 2019. As of June 30, 2021, the Company has not made any principal or interest payments related to this promissory note, with interest accruing monthly since inception. The outstanding principal and accrued interest totaled $300,000 and $206,556 and $300,000 and $200,583, as of June 30, 2021, and December 31, 2020, respectively. Interest expense incurred on the note for the six months ended June 30, 2021, and 2020 totaled approximately $15,083 and $15,1667, respectively. The principal and accrued interest are reflected within Notes payable due to related party and Interest payable in the accompany balance sheets as of June 30, 2021, and December 31, 2020.

The $1,000,500 and $300,000 promissory notes described above were issued with detachable warrants. The promissory notes had been discounted using the relative fair value approach for the fair value of the warrants and the fair value of the debt. As of December 31, 2016, the discount had been fully amortized. As of June 30, 2021, no detachable warrants had been exercised. See Note 10 for additional information regarding the warrants.

On June 19, 2014, the Company entered into a promissory note agreement with a director and stockholder of the Company for $600,000. The promissory note is secured by accounts receivable, and/or deposits and incurs interest at 10% per annum. All accrued interest and unpaid principal are payable upon maturity on December 31, 2014. On December 31, 2014, the note agreement was amended and the maturity date was extended to January 31, 2019. As of June 30, 2021, the Company has not made any principal or interest payments related to this promissory note, with interest accruing monthly since inception. The outstanding principal and interest amounted to $600,000 and $429,611 and $600,000 and $398,667, as of June 30, 2021, and December 31, 2020, respectively. Interest expense incurred on the note for the six months ended June 30, 2021, and 2020 totaled approximately $30,1667 and $30,333, respectively. The principal and accrued interest are reflected within Notes payable due to related party and Interest payable in the accompany balance sheets as of June 30, 2021, and December 31, 2020.

NOTE 7 – RACER NOTES PAYABLE

Racer Trust

On March 3, 2013, in connection with the acquisition of certain machinery and equipment, the Company entered into a promissory note with the Revitalizing Auto Communities Environmental Response Trust (“Racer”) for $23,000,000. The promissory note is secured by a subordinated lien on the manufacturing machinery and equipment held in Shreveport, Louisiana. The note is non-interest bearing.

Among the terms of the Company’s purchase agreement with Racer was an agreement to use and develop the property thereby create at least 1,500 new jobs. See Note 14 – Commitments and Contingencies for addition information on the Creation of New Jobs. Pursuant to the terms of the promissory note, Racer requires all proceeds from the sale of manufacturing machinery and equipment held in Shreveport, Louisiana to be first applied to the outstanding principal balance on the CH Capital Lending, LLC note.

During the period from 2013 through 2017, various amendments were made to the terms of the note. On January 1, 2018, the Company entered into an additional amendment to the agreement with Racer. Under the terms of the amendment the Company was required to pay Racer on or before July 10, 2018, the sum of the unpaid monthly amounts and late fees due to Racer, with the remaining outstanding principal and accrued interest due July 31, 2018.

On August 1, 2018, the Company entered the second amendment to the subordinated promissory note with Racer. Under the terms of the amendment the Company, the entire balance of principal and interest outstanding under the note was due and payable in full on December 31, 2018. On May 31, 2017, the Company entered into the third amendment to the purchase and sale agreement with Racer. The fourth amendment extended the maturity date of the purchase and sale agreement until July 31, 2018.

On December 31, 2018, the Company entered into the third amendment to the subordinated promissory note with Racer. Under the terms of the amendment the Company the entire balance of principal and interest outstanding under the promissory note is due and payable in full on March 31, 2019. On December 31, 2018, the Company entered into the fourth amendment to the purchase and sale agreement with Racer. The fourth amendment extended the maturity date of the purchase and sale agreement until March 31, 2019.

F-13

ELIO MOTORS, INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS

(UNAUDITED)

As of June 30, 2021, and the date of this report, approximately $1,900,000 has been paid in principal on this promissory note, and interest continues to accrual monthly. Principal and accrued default interest under the subordinated promissory note amounted to $21,126,147 and $39,571,467 as of as of June 30, 2021, and $21,126,147 and $34,372,217, as of December 31, 2020, respectively. Default interest expense incurred amounted to approximately $5.2 million and $4.4 million for the six months ended June 30, 2021, and June 30, 2020, respectively. Principal and Accrued interest related to this promissory note are reflected within Notes payable, net of discount and deferred loans cost and Interest payable, respectively.

The following summarizes notes payable outstanding as of June 30, 2021 and December 31, 2020:

	June 30,	December 31,
	2021	2020
Secured promissory note, dated March 3, 2013, non-interest bearing, default interest at 18% annually	$21,126,147	$21,126,147
Less: unamortized debt discount	-	-
Less: deferred loan costs	-	-
Current portion notes payable, net of unamortized debt discount and deferred loan costs	$21,126,147	$21,126,147

NOTE 8 – CONVERTIBLE NOTES PAYABLE

Convertible Subordinated Secured Notes Payable

In December 2015, the Company closed, in a private placement to accredited investors, an offering of $5,341,000 of 5% Convertible Subordinated Secured Notes (the “Convertible Subordinated Notes”), due September 30, 2022, unless earlier converted to common shares by the holder pursuant to Convertible Subordinated Notes terms. The first $5,000,000 (“Tier 1”) in Convertible Subordinated Notes have a conversion price of $5.98 and the next $341,000 (“Tier 2”) in Convertible Subordinated Notes have a $9.65 conversion price. The Convertible Subordinated Notes contained a repricing provision, such that if the Company issues shares of its common stock at a price per share lower than the conversion price, then the conversion price shall be reduced to an amount equal to such consideration. The Convertible Subordinated Notes are senior secured obligations of the Company, subordinate only to a first lien obligation to CH Capital Lending, LLC and a second lien obligation to Racer.

On April 24, 2018, the Company entered into a Securities Purchase Agreement, pursuant to which the Company issued 620,932 shares of Elio common stock at $2.75 per share in a private placement. The private placement triggered the repricing provision on the outstanding Tier 1 and Tier 2 Convertible Subordinated Notes, reducing the conversion price from $5.98 per share of common stock to $2.75 per share of common stock. The repricing provision of the Tier 1 and Tier 2 Convertible Subordinated Notes increases the number of potential shares outstanding from 262,873 to 571,630 and 11,873 to 25,818, respectively.

As of June 30, 2021, and December 31, 2020, the Convertible Subordinated Notes balance is $1,622,981 for both periods, respectively. As of as of June 30, 2021, and December 31, 2020, the issuance costs and related beneficial conversion feature is $373,642 and $513,057, respectively. As of June 30, 2021, and December 31, 2020, related accrued interest totaled $485,595 and $444,795, respectively. The issuance costs and beneficial conversion feature discount is being amortized as interest expense over the terms of the Notes.

As of December 31, 2020, the Company converted $3,448,579 of principal and $270,984 of accrued interest from its Tier 1 Convertible Subordinated Notes into 629,903 shares of the Company’s common stock. Additionally, as of December 31, 2020, the Company converted $270,000 of principal and $14,831 of accrued interest from its Tier 2 Convertible Subordinated Notes into 30,548 shares of the Company’s common stock. As of June 30, 2021, there have been no additional conversions. As of June 31, 2021, and December 31, 2020, the balance of the Tier 1 and Tier 2 Convertible Subordinated Notes is $1,551,981 and $71,000 for both periods, respectively. As the date of this report there have been no additional conversions.

F-14

ELIO MOTORS, INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS

(UNAUDITED)

The following summarizes convertible notes payable outstanding as of June 30, 2021, and December 31, 2020:

	June 30,	December 31,
	2021	2020
Convertible subordinated secured promissory note, issued 2015, bearing interest at 5% annually, convertible into common stock at a conversion price of $2.75 per share of common stock	$1,622,981	$1,622,981
Less: unamortized debt discount	(301,265)	(411,729)
Less: deferred loan costs	(72,377)	(101,328)
Long-term portion convertible notes payable, net of discounts and deferred loan costs	$1,249,339	$1,109,924

NOTE 9 – FINANCE SUBLEASE OBLIGATION

On December 27, 2013, the Company entered into a noncancelable long-term finance sublease agreement with a related party for its manufacturing facility in Shreveport, Louisiana with an aggregate cost of $7,500,000, which was based on the recent selling price of the property. The imputed interest under the finance sublease amounted to 26.4%. Initial sublease payments are waived until the earlier of the start of production or August 1, 2015, after which sublease payments of $249,344 are payable monthly. The sublease payments increase by 3% on each 10-year anniversary of the sublease commencement date. The sublease expires on December 27, 2038 and includes two 25-year options to extend.

The Company recognized $2,819,018 and $2,177,492 in interest expense under this sublease agreement for the six months ended June 30,2021 and 2020, respectively. The corresponding liability for this interest expense is reflected within Interest payable within the respective balance sheet.

During the years from 2015 through 2018, the Company entered into several amendments to the long-term finance sublease. Interest continues to be accrued monthly pursuant to the terms of the sublease agreement. For the six months ended June 30, 2021, and June 30, 2020, the Company incurred common area maintenance charges, property tax, and insurance expense of $360,606 and $323,138, respectively.

The following is a schedule of the net book value of the finance lease:

	June 30,	December 31,
	2021	2020
Assets
Facility under capital sublease	$4,183,357	$4,216,157
Less: Accumualted depreciation	(1,607,883)	(1,531,899)
Net	2,575,474	2,684,258

Liabilities
Obligations under finance lease (current)	$2,745,659	$2,534,454
Obligations under finance lease (non-current)	1,765,814	1,977,019
Total	4,511,473	4,511,473

Obligations under finance lease are included in notes payable to related party on the accompanying balance sheet. See “NOTE 6 – NOTES PAYABLE DUE TO RELATED PARTY”.

F-15

ELIO MOTORS, INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS

(UNAUDITED)

Future minimum sublease payments under the noncancelable capital sublease are as follows as of June 31, 2021:

Years ended June 30, 2021

Current
2022	$2,745,659

Noncurrent
2023	2,572,471
2024	2,610,488
2025	2,610,488
2026	2,610,488
Thereafter	33,100,983
Total minimum sublease payments	46,250,575
Less: amount representing interest	(41,739,102)
Capital sublease obligation	$4,511,473

NOTE 10 – WARRANTS AND WARRANTS LIABILITY

In conjunction with various transactions the Company issues warrants for the purchase of shares of the Company’s common stock. The Company follows FASB ASC Subtopic 815-40, Contract in An Entity’s Own Equity, and ASU 2017-11 as it relates to outstanding warrants. The Company’s warrants are classified as equity in the accompanying balance sheets. The Company calculates the fair value for the warrants issued utilizing the Black-Scholes or the Monte Carlo Simulation model. The Company’s warrants contain provisions which protect holders from a decline in the issue price of the Company’s common stock (“down-round” provision). Should the Company issued common stock at below the exercise price of the warrants currently outstanding, the issuance would trigger the “down-round” provision in the outstanding warrants, thereby reduce the exercise price of the outstanding warrants, increase the number of shares issuable under the respective warrants and decrease the fair value of the respective warrants immediately after the down round feature is triggered. No warrants were issued during the six months ended June 30, 2021, and year ended December 31, 2020. Additionally, as of June 30, 2021, no of the warrants had been exercised.

Below is a summary of warrants outstanding as of June 30,2021 and December 31, 2020:

	Number of Shares	Weighted average exercise price	Weighted average remaining contractual term
Balance at December 31, 2019	2,217,782	6.26	6.1
Granted	-	-	-
Exercised	-	-	-
Expired/Forfeited	-	-	-
Balance at December 31, 2020	2,217,782	6.26	5.1
Granted	-	-	-
Exercised	-	-	-
Expired/Forfeited	-	-	-
Balance at June 30, 2021	2,217,782	6.26	4.1

F-16

ELIO MOTORS, INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS

(UNAUDITED)

NOTE 11– FORWARD CONTRACT

On September 20, 2018, the Company announced that it had formally launched the pre-sale of the ElioCoin Security Token (the” Security Token”). Also, in September 2018, the Company, through a private placement, entered into a Forward Contract with an unrelated third party to purchase $2,000,000 of the security token. Proceeds from the execution of the Forward Contract have been recorded as a long-term liability on the accompanying balance sheet. As of the date of this report, the Company has not completed the sale of any additional security token and does not intend to make further sales.

NOTE 12 – INCOME TAXES

For the six months ended June 30, 2021, and 2020, no income tax expense was recorded.

As of June 30,2020, the Company has approximately $144 million and $123 million of federal and state net operating loss carryovers, respectively. These net operating loss carryovers will begin to expire in 2031 and 2024 for federal and state income tax purposes, respectively. The actual utilization of the federal and state net operating losses may be limited by the provisions of Internal Revenue Code Section 382.

Given the lack of book income in the history of the Company and the uncertainty as to the likelihood of future taxable income, the Company has recorded a full valuation allowance against all its deferred tax assets because it is more likely than not that any of its deferred tax assets would be realized. The Company will evaluate the appropriateness of the valuation allowance on an annual basis and adjust the allowance as considered necessary. The Company is subject to U.S. federal and state income tax examinations for all years from inception. No examinations are currently pending.

NOTE 13 – COMMON STOCK PAYABLE AND SHARE BASED COMPENSATION

On April 24, 2018, the Company issued 620,932 shares of Elio common stock at $2.75 per share to a related party in connection with the conversion of $1,675,000 of principal and $32,563 of accrued interest on its convertible unsecured notes. As of June 30, 2021, and December 31, 2020, these shares have not been registered with the Company’s stock transfer agent and therefore have been classified as Stock Payable within the respective Balance Sheet periods for the combined total of the obligation of $1,707,563, reflect in both periods, respectively.

The total employee and director stock-based compensation recorded as operating expenses was $21,236 and $43,825 for the years ended June 30,2021 and 2020, respectively.

F-17

ELIO MOTORS, INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS

(UNAUDITED)

The Company currently uses authorized and unissued shares to satisfy share award exercises.

	Number of Shares	Weighted average exercise price	Weighted average remaining contractual term

Balance at January 1, 2020	741,100	3.00	1.2
Granted	-	3.00	3.0
Exercised	-	-	-
Expired/Forfeited	(1,520)	-	-

Balance at December 31, 2020	739,580	3.00	0.9
Granted	-	-	-
Exercised	-	-	-
Expired/Forfeited	-	-	-
Balance at June 30, 2021	739,580	3.00	0.9

Common Stock Reserved for Future Issuance

Common stock reserved for future issuance consists of the following as of:

June 30,
2021

Common stock warrants outstanding - related parties	2,104,469
Common stock warrants outstanding	113,313
Common stock options outstanding under the 2016 Plan	739,580
Authorized for future grant or issuance under the 2016 Plan	1,489,620
Convertible notes payable	271,402
Series C Convertible Preferred Stock	435,036
Series D Convertible Preferred Stock	96,380
Series E Convertible Preferred Stock	50,000
5,299,800

NOTE 14 – PREFERRED STOCK

On May 31, 2018 the Company’s Board of Directors authorized the creation of 800,000 shares of Series E Preferred Stock with a par value of $.01 per share. On June 1, 2018, a Certificate of Designation was filed with the Delaware Secretary of State. The Series E Preferred have no voting rights unless and until they are converted into common stock, at which time they will have voting rights as all common stockholders. On May 31, 2018, the Company issued 50,000 shares of the Company’s Series E Convertible Preferred Stock to an unrelated third-party. Each share of Series E Convertible Preferred Stock is convertible into one share of Elio Motors Common Stock 30 days after the issue original date and has a stated value of $10.00 for instances of deemed liquidation. See Note 13 – Common Stock Payable and Share Based Compensation, for further details regarding preferred stock balances.

F-18

ELIO MOTORS, INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS

(UNAUDITED)

NOTE 15 – COMMITMENTS AND CONTINGENCIES

Litigation

On July 10, 2017, the Louisiana Motor Vehicle Commission (the “LMVC”) determined that the Company was in violation of certain state laws by operating as a manufacturer and dealer without a license. The LMVC entered a judgement against the Company for a total amount of $545,000, $272,500 for not having a manufacturer’s license and $272,500 for not having an automobile dealer’s license. The LVMC ordered the Company to place all refundable reservations into a segregated account or face a daily fine of $5,000. The Company’s funds were segregated and held in a third-party fund and therefore, the Company believes it met the met the terms of the agreement. These amounts are reflected within Restricted cash held in escrow in our Condensed Balance Sheet.

In order to appeal the ruling, the Company had to remit $76,500 to a trust account. On March 27, 2019, the appellate court ruled in favor of the LMVC. The Company has applied the $76,500 trust payment to the original judgement of $545,000 and accrued $775,000 and $1,825,000 in its accrued expenses as of June 30, 2021, and December 31, 2020, respectively. The Company is actively pursuing settlement and or negotiation of this amount, although no assurances can be made that these efforts will be successful. Therefore, the Company continues to review its options including further appeal of the decision. As noted immediately above, as of June 30, 2021, the Company has $1,125,300 funds in a separate Restricted Cash Deposit account, held at a bank for the benefit of the holders of refundable reservations reflected within Restricted cash held in escrow in our Condensed Balance Sheet.

Creation of New Jobs

Among the terms of the Company’s purchase agreement with Racer was an agreement to use and develop the property, thereby creating at least 1,500 new jobs. The Company agreed if it had not created 1,500 new jobs by February 28, 2016, it would pay Racer $5,000 for each full-time, permanent direct job that fell below the required number. On May 31, 2017, the Company entered into a third amendment and extended the deadline of this agreement to September 1, 2019. As of June 30, 2021, and December 31, 2020, the Company accrued an expense of $7,500,000, respectively, which is included in accounts payable and accrued liabilities on the accompanying balance sheet.

NOTE 16 – RELATED PARTY TRANSACTIONS

Several employees and directors have advanced the Company a total of $853,933 and $733,933, as of June 30, 2021, and December 31, 2020, respectively. The advances accrue interest at the monthly applicable Federal Funds rate classified within Interest payable in the Condensed Balance Sheets.

As of June 30, 2021, and December 31, 2020, accounts payable and accrued liabilities due to related parties totaled $2,309,110 and $2,101,952, respectively.

As discussed in Note 6 – NOTES PAYABLE DUE TO RELATED PARTIES, as of June 30,2021 and December 31, 2020, includes, for both periods, a $3,827,707 payable to CH Capital Lending, LLC, and a $1,900,500 payable to an officer and shareholder of the Company, respectively.

F-19

ELIO MOTORS, INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS

(UNAUDITED)

NOTE 17 - SUBSEQUENT EVENTS

Racer Trust

On October 15, 2021, the Company entered an additional amendment to the promissory note, which deferred payment of the note, such that the entire balance of principal and interest shall be due in full on December 31, 2021.

CH Capital Lending, LLC

On October 15,2021, the Company entered the third amendment to the second loan extension, which extended the maturity date of the note until December 31,2021.

Finance Sublease Obligation

On October 15, 2021, the Company entered a seventh amendment, extending the terms of the agreement until January 1, 2022, at which time all outstanding payments and deferred rent shall be due and payable.

The Company has evaluated subsequent events that have occurred through December 10, 2021, which is the date that the financial statements were available to be issued and determined that there were no subsequent events or transactions which would require recognition or disclosure in the financial statements, except the aforementioned.

F-20

Item 4.	Exhibits

Exhibit Number	Description	Incorporated by Reference	Filed Herewith
2.1	Certificate of Incorporation	Exhibit 2.1 to Annual Report on Form 1-K filed June 8, 2018 (File No. 24R-00009)
2.2	Amended and Restated Bylaws	Exhibit 2.2 to Annual Report on Form 1-K filed June 8, 2018 (File No. 24R-00009)
6.1	Fifth Amendment to Second Loan Extension Agreement with CH Capital Lending, LLC dated October 15, 2021		X
6.2	Seventh Amendment to Lease Agreement with Shreveport Business Park, LLC dated October 15, 2021		X
6.3	Amended Forbearance Agreement with Revitalizing Auto Communities Environmental Response Trust dated October 15, 2021		X

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunder duly authorized.

ELIO MOTORS, INC.

Date:	December 10, 2021	By:
Paul Elio, Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Signature	Title	Date

	Chief Executive Officer and Director (Principal Executive Officer)	December 10, 2021
Paul Elio